Mail Stop 4561

July 26, 2007

By U.S. Mail and Facsimile to 011 44131 626 0550

Mr. Guy Robert Whittaker
Group Finance Director
The Royal Bank of Scotland Group plc
RBS Gogarburn
P.O. Box 1000
Edinburgh, Scotland EH12 1HQ

> **Re: The Royal Bank of Scotland Group plc**
> **Form 20-F for Fiscal Year Ended December 31, 2006**
> **Filed April 24, 2007**
> **File No. 001-10306**

Dear Mr. Whittaker:

We have reviewed your filing and have the following comment. In our comment, we ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comment or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Note 48 – Restatement of Cash Flow Statements, page 186

1. You disclose The Group cash flow statements for the years ended 31 December 2005 and 2004 and the company cash flow statement for the year ended 31 December 2005 have been restated to correct an inadvertent error in the calculation of the effects of foreign exchange rate changes on cash and cash equivalents. Please tell us:
   - The nature of the amounts presented in the line labeled 'Elimination of foreign exchange differences' in operating activities;
   - The circumstances of the error in more detail;

- How you determined the error/restatement did not impact the income statement; and
- Why the Company cash flow statement for the year ended 31 December 2004 was restated but the Group cash flow statement was not restated.

*   *   *

As appropriate, please revise future filings and respond to these comments within 10 business days or tell us when you will provide us with a response. Please furnish a cover letter with your response that keys your responses to our comments and provides any requested information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comment.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes all information required under the Securities Exchange Act of 1934 and that they have provided all information investors require for an informed investment decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In connection with responding to our comments, please provide, in writing, a statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filing or in response to our comments on your filing.

You may contact Matthew Komar, Staff Accountant, at (202) 551-3781 or me at (202) 551-3491, if you have questions regarding comments on the financial statements and related matters.

Sincerely,

Kevin W. Vaughn
Accounting Branch Chief